Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a–12

under the Securities Exchange

Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001–32576

Operator

Good day ladies and gentlemen and welcome to the ITC Holdings Corp Second Quarter 2012 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. (Operator Instructions) As a reminder, this call may be recorded. I would now like to introduce your host for today’s conference, Gretchen Holloway. Ma’am, you may begin.

Gretchen Holloway - ITC Holdings Corp. – Director, Investor Relations

Good morning, everyone, and thank you for joining us for ITC’s 2012 Second Quarter Earnings Conference Call. Joining me on today’s call are Joseph Welch, Chairman, President, and CEO of ITC and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing our results for the second quarter and for the six months ended June 30, 2012. We expect to file our form 10-Q with the Securities and Exchange Commission today.

Before we begin, I would like to remind everyone of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts such as those regarding our future plans, objectives, and expected performance are considered forward-looking statements under Federal securities laws.

While we believe these statements are reasonable, they are subject to various risks and uncertainties and actual results may differ materially from our projections and expectations. These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on forms 10-Q and 10-K and our other SEC filings. You should consider these factors when evaluating our forward-looking statements. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements except as may be required by law. A reconciliation of the non-GAAP financial measures discussed on today’s call is available on the Investor Relations page of our website.

In addition, on December 5, 2011, ITC and Entergy Corporation made an announcement regarding an intended transaction. Investors are encouraged to read the proxy statement and prospectus in its entirety regarding the proposed transaction, as well as any other relevant documents when they become publicly available. These documents will contain important information about the proposed transaction. A free copy of the proxy statement and prospectus, as well as other filings containing relevant information, will be available without charge on the SEC website.

Copies of the proxy statement and prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement and prospectus can also be obtained when available and without charge from ITC or Entergy. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction is contained in ITC’s proxy statement for its most recent annual meeting and Entergy’s proxy statement for its most annual meeting, both of which are filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

I will now turn the call over to Joe Welch.

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

Thank you, Gretchen. Good morning, everyone. The second quarter of 2012 proved to be yet another successful quarter for ITC on all fronts — strategic, operational, and financial. As I have stressed over the past several months, we have worked very hard as an organization to position ourselves well to both continue to deliver our stand-alone commitments while also advancing the Entergy transaction towards closing with a near-term focus on efficiently and successfully navigating the regulatory approval process. I believe the results of the first half of 2012 should demonstrate that we are capable of doing just that.

We are very pleased with our overall performance this year as we continue to invest significant amounts of capital in our system and execute our maintenance programs, all while maintaining top tier system performance. In addition, as we continue to deliver the high level of system performance that our customers have come to expect, we have consistently produced financial results and further strengthen the overall financial position of the Company. This is quite a testament to the capabilities of the team that we have developed at ITC.

As Cameron will touch on further, we continued to effectively execute our standalone strategic plan. This plan provides for approximately $4.2 billion of transmission infrastructure investment over the next five years to improve reliability, reduce congestion, interconnect new generating resources, and develop regional infrastructure to support a robust 21st century grid.

As we have highlighted previously, the level of planned capital investment in 2012 reflects a significant ramp up relative to prior years and poses a challenge for our organization, particularly in light of the fact that we are simultaneously pursuing the Entergy transaction. We believe that our performance in the first six months continues to support our ability to deliver on the commitments to our customers and our shareholders premised in our stand-alone strategic plan.

Our investment in our base operations continue to support our objective of providing best-in-class transmission service to our customers. ITCTransmission and METC remain top performing systems and we see ongoing system performance and improvement at ITC Midwest. Further, our development efforts are advancing through various initiatives including our participation in SPP, our MVP projects, and through the ongoing evolution of our development portfolio. We reached a very important milestone with our development activities in the second quarter when we energized our first development projects in Oklahoma and Kansas. In early June, the Hugo-to-Valliant line in Oklahoma was placed into service and in late June the first phase to the KETA project was placed into service. Both of these were the result of successful partnership initiatives within SPP and provided platforms for further opportunities within that region. We also continue to advance our development activities within the North Central region which are largely focused on advancing the MVP projects to the citing process while also continuing to identify in advance incremental opportunities within MISO.

As it relates to regulatory policy, there have been few significant developments in 2012 associated with transmission and our efforts largely are to remain focused on Order 1000 implementation activities in both SPP and MISO along with other surrounding regions. While SPP and MISO currently have planning and regional cost allocation policies that are broadly consistent with Order 1000, work is underway within these regions to ensure compliance with all aspects of the Order 1000. ITC is actively involved in these efforts as the regions continues to work with their stakeholders to develop a framework for compliance plans expected to be filed later this fall.

In addition to our efforts, as a MISO transmission owner, ITC is involved in responding to the complaint initiated by FERC in mid-May against MISO’s formula rate protocols. For those not familiar with formula rate protocols, they essentially provide a roadmap for the process of implementing rates given the absence of an annual rate case. The protocols speak to matters such as the timing of when the rate must be posted, what components can and cannot be changed without FERC approval and what level of supporting information needs to be provided to stakeholders. MISO initially established a generic set of formula rate protocols which can be utilized by transmission owners within MISO. These protocols remain in place today and are used by a number of the transmission owners. In more recent orders for transmission owners adopting these protocols, FERC has highlighted some concerns around the level of transparency required by the current MISO protocols and ultimately initiated their own complaint against the protocols in order to address such concerns. It is important to note that FERC was very specific to limit the complaint to the protocols itself and it does not include the other elements of the formula rate which are approved by FERC, including ROEs.

ITC’s response to this complaint detailed how our protocols and business practices differ from the MISO protocols and how ITC’s approach alleviates the specific concerns FERC cited in its complaint. This position was actually supported in the FERC complaint itself as they highlighted that ITC’s operating company protocols provide for greater levels of transparency. While there is no deadline for action, FERC has indicated its intent to issue findings in these proceedings by February 2013. As an independent transmission Company, we support transparency in the rate setting process and have established protocols and business practices designed to allow for that without interfering with the process itself.

Lastly, we continue to monitor developments associated with the New England ISO transmission ROE complaint. In early May, FERC issued its order on the complaint, setting the matter for hearing. The FERC order largely outlined the procedure process to address the issues highlighted in the complaint but was in no way a policy decision as it neither suggested that the assertions in the complaint had merit nor that they did not. The parties involved in the complaint are currently in settlement discussions and if these discussions are unsuccessful the matter will ultimately move to a full hearing process that would not begin until early next year. We continue to believe that the FERC will support previously established ROEs that remain within a zone of reasonableness.

On the operational front, it likely comes as no surprise that our systems have experienced stress conditions over the past couple of months as the Midwest region along with much of the rest of the US continues to experience well above average heat conditions. We have seen consistent levels of higher peak load due to the recent heat wave in the Midwest along with the ongoing economic recovery in Michigan. Both our METC system and our ITC Midwest system actually set new peak loads in mid- to late July.

During the summer months, ITC’s system performance has remained strong and we have had no operational problems in serving the higher level of loads experienced. Further, while we remain focused on the operational performance of our systems, we also contributed workforces in the recent weeks to help with storm restoration efforts along the East Coast as well as here in Michigan. In early July ITCTransmission, METC, and ITC Midwest sent 63 utility crew members to assist in restoring power to customers affected by the storms on the East Coast. We also released crews to assist Detroit Edison in the restoration of its system after some localized storms here in Michigan after July 4.

While our standalone business remains on track and continues to perform well, we’re also taking the necessary steps to successfully advance our transaction with Entergy Corporation. As we have highlighted previously, we’ve spent much of the past several months focused on our outreach plans which involve significant interaction and meetings with key constituents in Entergy’s operating region and preparing our initial application and testimonies to support the regulatory approval process.

Our extensive outreach effort which we view as critical to the overall success of the transaction has provided us an opportunity to explain the transaction, effectively introduce ITC and our independent transmission model to the region as well as its inherent benefits and better understand the perspectives and concerns of the parties who will be actively involved in the regulatory approval process.

This effort has proven to be informative and we believe it will serve to facilitate a more efficient regulatory approval process. While our outreach efforts will continue, we are planning to begin the formal process of seeking regulatory approval soon with the filing of a joint application with the Louisiana Public Service Commission. As we have previously noted, these applications are required at the retail level for a change in control of Entergy’s transmission business along with certain financing that will be executed as part of the transaction.

The joint application with the Louisiana Public Service Commission will be the first within the retail jurisdictions in which Entergy operates and we’ll highlight the key quantitative and qualitative benefits of the transaction as viewed by ITC and Entergy, including the benefits of ITC’s independent model and its singular focus on transmission as well as greater financial strength and flexibility support the needs of the region. Once the application is on file with the Louisiana Public Service Commission we will begin to sequence the other remaining retail jurisdiction applications and on a parallel path our FERC applications which are required for the change of control of the Entergy transmission businesses as well as establishing new rate tariffs.

In addition to these filings, it is worth noting that the private letter ruling request was filed with the IRS in late July. Receipt of such private ruling confirming the tax free treatment of the transaction and the condition precedent to closing the transaction. We have also initiated processes for other key approvals required for the transaction including ITC shareholder approval and premerger notification under the Hart-Scott-Rodino Act. We believe that our current filing schedule and expected approval process remain on target as initially outlined and positions us well to close the transaction in 2013 as initially contemplated.

Lastly, as we have highlighted previously, one of the other important conditions to closing the transaction is that Entergy receive approval to join an acceptable RTO and Entergy’s efforts to join MISO are well underway. In late May the Louisiana Public Service Commission was the first commission to conditionally approve Entergy’s request to move to MISO. Entergy is currently in the process of seeking approvals to join MISO from its other retail regulators in a timeframe that will support the anticipated closing of our transaction in 2013.

While 2012 continues to be busy on all fronts, we are certainly pleased with our performance thus far. We believe that execution on our standalone plan is fundamental in demonstrating our ability to own, operate, and maintain transmission systems across a geographically diverse region and should serve to support our standalone growth plans as well as successful close of the Entergy transaction. I will now turn the call over to Cameron for the financial update.

Cameron Bready - ITC Holdings Corp. - EVP, CFO

Thanks, Joe. Good morning, everyone. For the second quarter of 2012, reported net income for ITC was $42.4 million or $0.81 per diluted share. That’s compared to reported net income of $43.0 million or $0.83 per diluted share for the second quarter of 2011. Reported net income for the six months ended June 30, 2012 was $88.4 million or $1.70 per diluted share compared to $85.0 million of $1.64 per diluted share for the same period last year.

Operating earnings for the second quarter were $54.8 million or $1.05 per diluted share compared to $43.0 million or $0.83 per diluted share for the second quarter of 2011. Operating earnings for the six months ended June 30, 2012 were $103.4 million or $1.98 per diluted share compared to $85.0 million or $1.64 per diluted share for the same period last year.

Our operating earnings for the quarter and year-to-date period exclude the following items:

1.

after tax expenses associated with the Entergy transaction of approximately $4.0 million or $0.08 per diluted share for the quarter and $6.6 million or $0.12 per diluted share for the six months ended June 30, 2012 and

2.

after tax expenses of approximately $8.4 million or $0.16 per diluted share for both the quarter and six months ended June 30, 2012 associated with an estimate of the refund liability for certain acquisition accounting adjustments resulting from the FERC audit order on ITC Midwest issued in May 2012.

While the ITC Midwest audit order was limited to the acquisition accounting treatment of certain tax items for ITC Midwest, ITCTransmission and METC have applied a similar accounting treatment for their respective acquisitions and we expect to file compliance plans for them with FERC subsequent to FERC accepting the refund methodology in the ITC Midwest compliance plan which we filed in July. The estimated refund liability recorded reflects the impact on all three operating companies.

As ITC explained in detail in its pleading contesting FERC’s audit finding, we continue to believe that the accounting treatment used by all three operating companies was appropriate and did not have a different impact on rates than the methodology approved by FERC would have had if we had used it historically. However, after receipt of FERC’s order on the matter, we ultimately concluded the most appropriate course of action was to accept FERC’s findings. The retroactive application of FERC’s methodology gives rise to the refund liability and one-time charges recorded in the quarter which are not material to the Company’s results and relate to period 2010 and prior. We implemented FERC’s preferred accounting approach in 2011 and it had no impact on our financial results for that period and will not have any impact on future results.

Operating earnings for the quarter and year to date period are reported on a basis consistent with how we provided our earnings guidance for the year and exclude the aforementioned items that were not reflected in earnings guidance and do not impact the future earnings potential for the business.

The increase in operating earnings for the quarter and year to date period was largely attributable to higher income associated with increased rate base in AFUDC and our operating companies and slightly lower effective tax rates, partially offset by lower revenues associated with the amortization of the ITC transmission rate freeze revenue deferral which expired in May 2011. The impact of the slightly lower effective tax rate and the loss of the amortization of the revenue deferral were essentially a wash for the quarter of roughly $0.02 to $0.03 per diluted share apiece. But for the six month period, the net of the two reduced operating earnings per diluted share by approximately $0.03.

Our strong financial performance for both the quarter and year to date period is a direct result of our continued success in executing against our annual capital investment plans. We have made good progress on our full year plans with capital investments totaling $429.2 million across all of our operating companies for the six month period ended June 30, 2012. This amount includes $104.9 million, $84.6 million, $182.2 million, and $57.5 million at ITCTransmission, METC, ITC Midwest, and ITC Great Plains respectively.

Our performance for the first six months of the year continues to support our ability to successfully manage capital investment programs while also effectively maintaining the performance and operations of our systems and position the Company well to execute on our full year capital plans. As a result of this performance in the first half of 2012, we are updating our operating earnings guidance to a range of $3.95 to $4.05 per diluted share from the prior range of $3.90 to $4.05 per diluted share. In addition, we are also updating our aggregate capital investment guidance for the year to a range of $750 million to $820 million from the previous range of $730 million to $830 million. The new capital investment guidance range includes capital investments of $195 million to $215 million, $145 million to $160 million, $315 million to $335 million, and $95 million to $110 million at ITC transmission, METC, ITC Midwest, and ITC Great Plains respectively.

Turning now to our liquidity and financing requirements for the year, in May we completed the refinancing of two ITC Midwest revolving credit facilities by entering into a new $175 million five year revolving credit facility which further strengthens our liquidity position. After completing this refinancing, total capacity available under our revolving credit facility has increased to $725 million. As of June 30, 2012 we had $38.5 million of cash on hand and $305.9 million of net undrawn revolver capacity, bringing our total liquidity position to approximately $344.4 million. With the completion of the refinancing of the ITC Midwest revolving credit facilities in May, we have a relatively light financing calendar for the balance of the year. This includes additional financings at ITC Holdings and METC that we expect to complete during the third quarter or early fourth quarter.

As we look forward to the longer-term financial outlook, we remain focused on delivering on our standalone five year plan while also advancing our transaction with Entergy towards closing. Our standalone plan is premised on approximately $4.2 billion of new transmission infrastructure investment over the 2012 through 2016 period. Collectively, this plan is expected to result in operating earnings growth of approximately 15% to 17% on a compound annual basis over the five year basis.

At this point I would like to provide updates as to the status of some of the key initiatives included in this overall plan. Progress with respect to the Thumb Loop project here in Michigan continues with the first substation being place into service in July. Line construction is under way for a portion of the project and right of way acquisition continues for the remaining segments. The Thumb Loop project will provide the necessary transmission infrastructure to support previously approved wind zone development in the state which in turn will help facilitate achieving state RPS mandates.

As Joe noted, the Hugo-to-Valliant project and the first phase of the KETA project were energized in June. The remaining projects in the construction queue for ITC Great Plains, including the second phase of the KETA project and the Kansas V-Plan remain on track. The second phase of the KETA project is targeted to enter service at the end of 2012 and right of way continues for the Kansas V-Plan with full scale construction expected to begin in the fourth quarter of this year.

The ongoing successes at ITC Great Plains continue to provide an excellent foundation for our developments and efforts in the SPP region. As for our portions of the MVP projects and MISO, we have initiated routing studies and required options for certain properties that will be required for substation facilities. These activities are necessarily to support siting applications for the various jurisdictions. As a reminder the total portfolio of MVP projects approved by MISO includes approximately $5.1 billion of investment in new regional transmission infrastructure and is the result of an extensive stakeholder process.

These projects are expected to provide broad regional benefits commensurate with costs and also support state and Federal energy policy mandates in the MISO region. ITC expects to invest more than $600 million in its portions of these MVP projects. We believe that our solid performance in the first half of the year builds on our record and reputation for delivering on our commitments as they relate to our standalone plans and strategic objectives. We are quite pleased with our results thus far and feel that we are well positioned to achieve the goals and objectives we have set forth for the year.

As we turn to the latter half of 2012, we remain focused on executing on our standalone plans and advancing the Entergy transaction which should position us well for an exciting 2013. At this time I’d like to open up the call to answer questions from the investment community.

Operator

Thank you. (Operator Instructions) Our first question comes from Kevin Cole of Credit Suisse. Your line is now open.

Kevin Cole - Credit Suisse

Good morning, guys. I guess last year we saw MISO do the big MVP approval and now with EPA approved for the HAP policy and the plant closures coming quickly, how big and how significant do you think that the MVP project could grow in like an MVP 2.0 type of approval? And how quick do you think we’ll see kind of more backbone projects coming up through this process?

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

I think they’re still in the evaluation stage on the impact and so it’s really premature to start to give out any information or speculate as to where it’s going to be. I think it’s clear that it’s truly going to change flows on the system and at that time, once we get a good read on that, then I think we’ll be more involved. But as of this date, that read isn’t all that clear yet.

Cameron Bready - ITC Holdings Corp. - EVP, CFO

The only thing I would add to that, Kevin, is if you recall, the original project approved as MVP projects were also characterized as these RGOS starter projects. They were deemed to be the first phase of the regional generator outlet study projects that MISO wanted to advance through this new MVP process. Certainly our expectation has always been that they will continue advance other projects that are part of the Overall Regional Generator Outlet Study. However, to Joe’s point, some of those may need to evolve or be modified to the extent that we do experience and as we anticipate a fairly significant or healthy shut down in some generating stations here in the Midwest region. So, we do expect it to continue forward. How it will evolve and ultimately the timing for that? It’s a little premature I think to speculate on that today.

Kevin Cole - Credit Suisse

Okay. And then I guess on the $600 million you have as of today, how big do you see that number getting through future JVs and partnerships?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

I think at this point we’re standing behind our $4.2 billion aggregate plan. Obviously included in that plan is our development pipeline and the $600 million is reflected in that number as well. I think to the extent we’re successful in pursuing and advancing other joint ventures or partnerships with other utilities in the region, obviously that will work towards filling out the balance of the development pipeline. It could at the end of the day result in some incremental opportunity but again I think it’s a little premature to speculate as to how that might play out here at this stage.

Kevin Cole - Credit Suisse

Then as for SPP is there anything significant or any new initiatives that are coming down the pipe that we should be aware of?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

SPP has an annual planning process and they have their sort of rotating longer-term planning process as well and we continue to be actively involved in both of those processes. I think at this stage we have a variety of projects that we think are certainly recognized as being important long-term solutions within the SPP footprint and we continue to work hard to find ways to advance those through the process to begin to move them forward more expeditiously here in the near-term. There are a variety of other things that we continue to explore in that region as it continues to be one of our focal points from a development perspective but I wouldn’t want to get too far in front of some of the specific things that we’re working on now and trying to determine the best way to advance.

Kevin Cole - Credit Suisse

On the FERC goodwill amortization, is this a change in policy that will impact the future ability for shareholders to realize the cash savings of the shareholder funded goodwill?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

No. It has nothing to do with ultimately the tax benefits associated or quote-unquote tax benefits associated with the amortization of goodwill. It’s simply a function of how that is reflected or how it is removed from the operating Company financial statement. It has no impact at the consolidated level as to how shareholders will ultimately receive some of the benefit of the fact that goodwill is deductible for tax purposes to the extent you have tax deductible goodwill on a transaction. For the Entergy transaction, since it is a non-taxable transaction, we don’t anticipate obviously having tax deductible goodwill so it has no impact on that either.

Kevin Cole - Credit Suisse

Okay. Great. If I could ask one last question on the Arkansas approval, is it correct that staff came out with a series of conditions that if MISO could reasonably meet them that they would fully approve the entry into MISO? And then can you touch briefly on what those conditions would be?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

We have heard at this stage that staff has recommended certain conditions associate with Arkansas’s approval of Entergy joining MISO. But honestly I don’t — until the commission rules and actually determines what conditions if any they want to put on that particular aspect of the transaction, I don’t think it’s appropriate for us to be commenting.

Kevin Cole - Credit Suisse

Okay. And then just for the timing of the state separation filings, should we assume that the rest will kind of follow? So, we saw Louisiana approve entry into MISO and they have the separation filing coming after that and then it sounds like Arkansas happens soon then the separation filing should come after that? They kind of come in that series of orders?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

I don’t want to suggest that our filing of our application is directly linked to when each jurisdiction will approve the MISO or hopefully approve Entergy’s MISO applications because they’re not — certainly the timing around starting and initiative our application in the state has been influenced by the fact that the state commissions are actively involved with the MISO proceedings currently but I don’t want to suggest that we’re waiting or will wait for each individual state approval on the MISO proceeding before making our application in each state.

Once we make the first state application, it will really serve as the foundation for each of the other retail jurisdictional filings. There are obviously modifications, specific requirements that need to be demonstrated in each jurisdiction and the story might slightly be modified to address particulars in each jurisdiction but the base foundation will be built off of the initial application that we expect to file in Louisiana and then the other ones should be sequenced shortly thereafter once we obviously modify them and make whatever updates and changes that are necessary to reflect each retail jurisdiction’s specific attributes.

Kevin Cole - Credit Suisse

Great. Thank you very much.

Operator

Thank you. Our next question comes from Caroline Bone of Deutsche Bank. Your line is now open.

Caroline Bone - Deutsche Bank

Hi, guys. Good morning. Just a few random questions actually. Any view on the chances of the 25% renewables by 2025 ballot passing in Michigan?

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

This is an opinion, but I don’t view that it will pass. I think that there’s a lot of momentum in the state, especially from the business community to make everyone aware of the extreme price that’s going to be associated with that 25% renewable standard. When you look on a broad regional basis, Michigan isn’t really well positioned as a place to produce wind energy and we see that in our operational control center. So, the expansion of it I don’t believe would be in the best interest of our customers.

Caroline Bone - Deutsche Bank

Thanks. Then sorry if I missed this, Cameron, but why was the tax rate so low during the quarter?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

A couple reasons. One is we had a little bit of clean up at the state level on some deferred taxes for ITC Midwest. As I mentioned before, that impacted earnings — operating earnings per share by about $0.02 or $0.03 for the quarter and it really deals with some state tax planning we’ve been doing in Iowa as well as forecasting longer-term how we expect our deferred taxes to reverse and at what rate they will reverse given that we do and are able at the state level to take a benefit for Federal taxes paid in Iowa. Some of it is just longer-term tax planning and also some refinement of some longer-term forecasting of reversal of deferred for Iowa. That’s really what drove it. As I said, it was about $0.02 to $0.03 of impact for the quarter and the year to date period.

Caroline Bone - Deutsche Bank

Thanks. And what kind of tax rate should we be assuming going forward?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

I think what we’ve said historically is something in the mid-36% range is somewhat of a normalized rate. In periods where we have more significant capital investment, the AFUDC is going to drive the effective tax rate down a little bit but we think something in the 36.5% range is more of a normalized rate annually. We may get a little deviation quarter to quarter but we continue to think that that rate in the near-term is a reasonable rate to be using.

Caroline Bone - Deutsche Bank

Great. That’s it for me. Thanks.

Operator

(Operator Instructions) Our next question comes from Neil Kalton of Wells Fargo Securities. Your line is now open.

Neil Kalton - Wells Fargo Securities

Good morning, everyone. Just a question on the MVP. Is the investment allocation, that $600 million, pretty well set at this point in time or is there some leg work to do with the party still?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

I think that’s pretty well set, Neil. I think from our perspective there is obviously potential movement in that number. The original MVP projects were fairly — they weren’t at the stage when they were approved, didn’t have the benefit of more detailed routing studies or more detailed engineering analysis to produce more refined capital investments. But I think the overall magnitude of the opportunity as we think about it with respect to this first wave of MVPs is in that $600 million range, just above $600 million.

Neil Kalton - Wells Fargo Securities

And I realize this is early in the process, but in terms of sizing is there anything that we should be aware of in Iowa, any habitat that you’re going through or issues that you see arising that could push this back or cause some issues for you?

Cameron Bready - ITC Holdings Corp. - EVP, CFO

No. I think what I would say at this stage is we’re in the process of doing our routing studies and I think we are good at trying to identify and find work-arounds for situations that we think might otherwise slow down or create concerns within the routing process — excuse me, the siting process itself. I will remind you that in Iowa there is no statutory period by which the commission has to rule on siting requests.

So, our goal is to obviously do as much work up front to position the siting process for as expeditious process as possible but at the end of the day, ultimately it is left of the authority of the commission in Iowa to ultimately take whatever time they feel necessary to advance the siting process. So, those are the only two things I would highlight at this point. There’s nothing specific I would call out as being a huge concern but we are early in the process.

Neil Kalton - Wells Fargo Securities

Thank you.

Operator

Thank you. At this time I’m not showing further questions. I’d like to turn the call back to management for further remarks.

Gretchen Holloway - ITC Holdings Corp. – Director, Investor Relations

This concludes the question and answer portion of our call. Anyone wishing to hear the conference call replay available through Monday August 6 should dial 855-859-2056 toll-free or 404-537-3406. The pass code is 96932924. The webcast of this event will also be archived on the ITC website at itc-holdings.com. Thanks, everyone, and have a great day.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.